July 29, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Propanc Biopharma, Inc. Registration Statement on Form S-1, as amended File No. 333- 282886

REQUEST FOR WITHDRAWAL OF ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Reference is made to our letter, dated July 24, 2025 in which we requested acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on July 28, 2025. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Very truly yours,

Propanc Biopharma, Inc.

By:	/s/ James Nathanielsz
Name:	James Nathanielsz
Title:	Chief Operating Officer